ONSTREAM MEDIAL CORPORATION
                                1291 SW 29 Avenue
                          Pompano Beach, Florida 33069

                                                          Telephone 954-917-6655

                                     'RW WD'

                                                April __, 2005

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:        Barbara C. Jacobs
                  Robert Bell
                  Mark P. Shuman

Re:               Visual Data Corporation (the "Company")
                  Registration Statement on Form S-2
                  File number 333-122953


Ladies and Gentlemen:

         Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, the Company hereby applies for an order granting the immediate withdrawal of the aforedescribed Registration Statement, together with all exhibits thereto. The Registration Statement was originally filed with the Securities and Exchange Commission on February 23, 2005.

         The Registration Statement was filed in part to register shares of the Company's common stock issuable upon the conversion of $6,400,000 principal amount 8% senior secured notes and related warrants presently outstanding as well as shares of common stock underlying an additional investment right to purchase an additional $125,000 principal amount 8% senior secured note and related warrants. The Registration Statement is being withdrawn in response to Staff comments concerning the Company's ability to register shares of its common stock underlying the note and warrants to be issued upon the exercise of the additional investment right.

         The Registration Statement has never been declared effective and no shares have been sold pursuant to the Registration Statement. Should you have any question, please do not hesitate to contact Joel D. Mayersohn, legal counsel to the Company, at 954-763-1200.

                                                     Sincerely,

                                                     /s/ Randy S. Selman
                                                     ---------------------
                                                     Randy S. Selman, CEO

cc:  Joel D. Mayersohn, Esq.